FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending July 23, 2008

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F
 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Issued:
Wednesday,
23rd
July 2008
,
London

UK

GSK sets out new strategic priorities

- Grow a diversified global business
- Deliver more products of value
- Simplify GSK's operating model

In a presentation to investors today, Andrew Witty, CEO GlaxoSmithKline, set out three new strategic priorities that aim to increase growth, reduce risk and
improve GSK's long-term financial performance.

Outlining the context for the priorities Witty said: "In the next few years the pharmaceutical industry will face immense challenges as an unprecedented number of products lose patent protection. This will be set against a backdrop of payors searching for ever more cost-effective healthcare and escalating patient demand for new and better medicines."

"Our aspiration to improve the lives of patients and consumers is intrinsically aligned to the requirements of our shareholders," he said. At the same time though, he stated that the industry is currently perceived in financial terms as being one of 'higher risk' and 'lower growth' and that companies must work harder to demonstrate greater return from investments in R&D.

"These new strategic priorities will evolve GSK into a company that has a balanced group of healthcare businesses and a lower overall risk profile," said Witty. "They also point to a more disciplined allocation of capital across all our different business areas."

Grow a diversified global business
"GSK will seek to generate future sales growth through supplementing strength in the core small-molecule pharmaceuticals business, with new investments in fast growing areas such as vaccines and consumer healthcare and new growth areas such as biopharmaceuticals," said Witty. "At the same time, we are actively seeking to unlock the geographic potential of our different businesses, particularly in emerging economies."

Commenting on GSK's vaccines and consumer healthcare businesses, Witty said: "These business es
 offe
r significant growth opportunities
 to GSK through new products and geographic expansion. Moreover, with increasing global trends to preventative healthcare and self medication, GSK can be a global leader in meeting the converging needs of customers."

Regarding vaccines, GSK has a substantial opportunity to expand its business in Emerging Markets and Asia Pacific. Economic improvements are driving increased use of advanced vaccines and Witty stated that investments in capacity and regulatory expertise in these countries was an 'immediate priority' for the company.

Witty also highlighted to investors the potential of GSK's biopharmaceuticals business with over 12 clinical research programmes underway including 5 assets in late-stage development. He referenced the 'catalysing' effect of recently acquired Domantis on GSK's biopharmaceuticals pipeline, noting their pioneering research into next generation antibody therapies which could potentially be used in far wider applications than has been possible with conventional monoclonal antibodies.

In assessing the opportunity for GSK to expand sales growth geographically, Witty said that there was a 'deep seam of opportunity' inside and outside of GSK's current product portfolio. He outlined elements of GSK's new strategy to accelerate growth in Emerging Markets, emphasising the company's new business model and its transformational agreement with
Aspen
. This collaboration provides GSK with priority access to
a portfolio of
1200 potential new products, specific to Emerging Market needs, and is a clear signal of the company's intent to broaden its brand portfolio in these markets.

Witty also pointed to GSK's strong launch pipeline in
Japan
, with more than 25
 product opportunities either registered or to be filed
 with regulators over the next two
 years.

"Our strong focus on product development in
Japan
 means that we will be in the enviable position of launching products from three eras of drug discovery into the Japanese market over the next few years," said Witty.

Regarding other activities to maximise the value of GSK's product portfolio, Witty said that GSK has actively begun to divest non-core product assets to ensure that commercial efforts are focussed on delivering sales growth.

In summing up this priority, Witty stated that by diversifying and globalising GSK's business the company would be less reliant on a small concentration of products, and will be able to improve sales growth with significantly reduced overall risk.

Deliver more products of value
"The core of GSK has been and will remain pharmaceutical R&D," said Witty. "We must be relentless in our efforts to improve R&D productivity and this is why we have started to implement a new vision for our R&D organisation which is science-led and focussed on value creation."

Following an extensive review, GSK is now focussed around 8 research areas: Immuno-Inflammation, Neuroscience, Metabolic Pathways, Oncology, Respiratory, Infectious Disease, Ophthalmology and Biopharmaceuticals.

GSK has also established new Drug Performance Units (DPU) within its Centres of Excellence for Drug Discovery (CEDD). These units, focus on a given biological pathway such as schizophrenia within the Neuroscience CEDD, and comprise between 5-80 scientists.

"We believe that drug discovery is best optimised through research by small, focussed teams. Building on the success of our CEDDs we have now pushed our organisational design further to increase product flow and value," said Witty.

He also highlighted the value to GSK of a further 50 discovery programmes in GSK's Centre of Excellence for External Drug Discovery, and stated that the company is seeking to substantially increase collabora tion with external R&D partners.

"Externalising R&D enables GSK to capture scientific diversity and balance expenditure and risk in drug development. In the future, we believe that up to 50% of GSK's drug discovery could be sourced from outside the company," he said.

For the first time, GSK described the efforts of a new global Drug Discovery Investment Board, which is tasked to ensure that investment capital is allocated in a disciplined way to competing research teams. Capital is allocated to individual DPUs based on performance and value creation metrics set against 3-year business plans. The Board comprises senior GSK R&D leaders and individuals from outside the company operating in the venture capital and Biotech/Pharma investment world.

The company is also seeking to explore opportunities to create shareholder value with the establishment of a new, global Corporate Venture Fund. This Fund will invest in start-up 'incubator' companies based on GSK-generated assets and intellectual property; and in early-stage companies that are using advanced technology outside of GSK to develop innovative healthcare products.

Together with this increased focus on capital allocation, GSK has begun to consult with payors at an early stage of clinical development to ensure that drug targets are consistent with payor needs.

In concluding his comments on this priority Witty said: "GSK's drug discovery efforts now revolve around the scientist, the patient, the shareholder and the payor. Input from all these constituents will drive our decision-making and enable GSK to address the realities of today's environment for drug discovery."

Simplify GSK's operating model
"To meet the demands of our future environment and support GSK's first two strategic priorities, it is clear that we must create a new operating model for GSK and simplify our organisation," said Witty.

Spanning the entire business, GSK has commenced a series of activities to improve the efficiency of its operations, including further efforts to improve GSK's selling model and its manufacturing. A project has also started within the company to generate substantial working capital savings. Witty noted that the activities are in addition to GSK's ongoing restructuring programme and said that these initiatives would not be to the detriment of sales growth.

"We are seeking to release value and improve GSK's efficiency in a different way. Traditionally, we have focussed on delivering cost savings through our business functions. Now, we are also adopting a pan-business approach to cost saving opportunities by making cross-business processes and structures simpler and more cost-efficient."

Commitment to Shareholder Value
Witty made several points regarding GSK's financial strategy at the meeting, noting that the company remains committed to a more efficient balance sheet structure and to increasing returns to shareholders through its progressive dividend policy.
Further available free cash flow and debt capacity will be used to invest firstly in the new strategic priorities and secondly in other cash returns to shareholders.

"We are committed to generating value for our shareholders and believe this will be best achieved through delivery and investment in our new strategic priorities," said Witty. "
To ensure we have sufficient flexibility to deliver these priorities, we plan to vary the pace of our remaining £6.5 billion share repurchases according to the investment opportunities available. We therefore now expect the full £1
2 billion programme will be completed after the previously
anticipated
end date of July 2009."

He confirmed that the company currently expects to repurchase around £1 billion of shares in the last five months of the year. Incremental investment opportunities to support the strategic priorities are expected to include 'bolt-on' acquisitions, other investments and collaborations.

"It is our intention to be very disciplined in the management and allocation of our capital.
All investment opportunities will be assessed against strict financial criteria and against our long-term objective of increasing growth, reducing risk and improving financial performance for the company," said Witty.

S
ummary
In conclusion, Witty stated that whilst the future healthcare environment, appeared 'challenging', it will also hold 'significant opportunity' for those pharmaceutical companies who 'seize the initiative' and find ways to create products of value.

"It is clear that GSK must change if it is to be successful in the future," said Witty. "Equally, we must also capitalise on GSK's inherent strengths. Our new priorities, I believe, capture both these elements and will deliver long-term, sustainable financial performance to shareholders and far-reaching benefits to patients and consumers."

GlaxoSmithKline
 - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.

Enquiries:

UK Media enquiries:	Philip Thomson	(020) 8047 5502
	Claire Brough	(020) 8047 5502
	Alice Hunt	(020) 8047 5502
	Gwenan White	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(215) 751 7709
	Mary Anne Rhyne	(919) 483 2839
	Sarah Alspach	(215) 751 7709

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Frank Murdolo	(215) 751 7002
	Tom Curry	(215) 751 5419

Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2007.

Registered in England & Wales : No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: July 23, 2008

                                                                                                        By: VICTORIA WHYTE
                                                                                                                                                                ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc